SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st of January, 2006, for the month of December, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:     ☑          Form 40-F     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐           No:     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

02.12.05 12:06 Marked=OB TEL REDUCTION IN TREASURY SHARES — SHARE OFFER PROGRAM
In connection with a share offer program for employees in Telenor, the number of treasury shares is reduced by 416,440. The total number of shares in treasury after this is 12,846,475.
3,590 employees have each been allotted 116 shares amounting to NOK 7,453. In total the employees have bought 416,440 shares at NOK 64.25 per share.

09.12.05 08:08 Marked=OB TEL UCOM TENDER OFFER
Thai Telco Holdings Limited, hereby report the result of the tender offer for the securities of United Communication Industry Public Company Limited — see attachment.

19.12.05 12:12 Marked=OB TEL SONOFON BUYS UMTS LICENSE
Sonofon has been awarded the fourth Danish UMTS- license by The Danish National IT and Telecom Agency at a price of DKK 533 million. Sonofon plans to launch its first 3G services in 2006.
Like the other Danish UMTS-licenses, the fourth license covers all of Denmark. According to the terms of the license, network coverage must exceed 30 percent of the population by 2009 and 80 percent of the population by 2013.

22.12.05 09:04 Marked=OB TEL VICTORY FOR TELENOR IN SONOFON TAX CASE
In its decision of 21 December 2005 the Appeal Court (Borgarting Lagmannsrett) ruled in favour of Telenor in respect of Telenor`s intragroup sale of its shares in Sonofon Holding A/S. This sale triggered a tax loss of approx. NOK 8.6 billion, with corresponding reduced tax charges of approximately NOK 2.4 billion for the fiscal year 2001.

Thus, the Appeal Court upheld the decision by Oslo District Court (Oslo Tingrett) from June 2004. Telenor does not know whether the tax authorities will appeal this decision. An appeal must be filed within one month.

22.12.05 13:34 Marked=OB TEL ACCEPTANCES OF THE CHAIN PRINCIPLE OFFER OF TA
In accordance with Rule 28.1 of the Singapore Code on Take-overs and Mergers, Thai Telco, acting on its own, and Goldman Sachs, acting for and on behalf of Telenor Asia, wish to announce, that as on 22 December 2005, the Offerors have received an aggregate of 16,457,400 shares, representing 3.47 per cent. of the issued share capital of TAC on a fully diluted basis.
Attached is the acceptance document filed to the Singapore Stock Exchange

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
	Name:	Trond Westlie
(sign.)
	Title:	CFO

Date: 3rd of January, 2006